Exhibit 99(b)
                                PRESS RELEASE


FOR IMMEDIATE RELEASE
FRIDAY
SEPTEMBER 18, 1998

CONTACT PERSON:               STACY DUCKETT, VICE PRESIDENT,
                              INVESTOR RELATIONS
                              (501) 688-8229


                                TCBY DECLARES CASH DIVIDEND


LITTLE ROCK, AR - Friday, September 18, 1998 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced the Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on October 9, 1998 to shareholders of record as of September 30, 1998.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the "TCBY"(registered) and Juice Works (registered) brands.